■ EX-99.1.
Performance in 3Q 2007 of POSCO

3Q 2007 Operating Performance October 16, 2007

Agenda 3Q '07 Operating Performance Activities & Accomplishments 2 1 Steel Industry Environment 3 2007 Business Plan 4 Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

2006 3Q 2007 2Q 2007 3Q 2006 3Q 2007 2Q 2007 3Q YoY QoQ Crude Steel Crude Steel 7,610 7,817 7,883 3.6% 0.8% Finished Products (FP) Finished Products (FP) 7,391 7,611 7,537 2.0% ^1.0% FP Sales FP Sales 7,289 7,549 7,387 1.3% ^2.1% Domestic 5,106 5,221 5,117 0.2% ^2.0% Exports (%) 2,183 (29.9) 2,328 (30.8%) 2,270 (30.7%) 4.0% (0.9%) ^2.5% (^0.1%) FP Inventory FP Inventory 643 761 865 34.5% 13.7% Despite crude steel increase, FP prod'n & sales down to prep BF revamping Crude Steel : Despite STS, total volume up due to FINEX & improved productivity in other mills Finished Product : Decreased due to STS & increased inventory for rationalizations in 4Q ^ Major rationalizations in 4Q (all in Gwangyang) : #3BF revamping, #3HR, #2CGL Production/Sales (in thousand tons)

2006 3Q 2007 2Q 2007 3Q 2006 3Q 2007 2Q 2007 3Q YoY QoQ Hot Rolled 2,192 1,991 1,990 ^9.2% ^0.1% Plate 883 995 1,000 13.3% 0.5% Wire Rod 458 531 504 10.0% ^5.1% Cold Rolled 2,817 3,024 3,095 9.9% 2.3% Elec. Steel 176 238 214 21.6% ^10.1% S T S 488 436 303 ^37.9% ^30.5% Others 275 334 281 2.2% ^15.9% Total 7,289 7,549 7,387 1.3% ^2.1% Strategic products (auto, high-end API, electrical steel, etc) continue to grow '07.1Q '07.2Q '07.3Q Automotive Steel 1,341 1,490 1,537 High-function CR 1,107 1,173 1,203 High-end API 198 234 237 Sales of Strategic Products (in thousand tons) Sales by Product (in thousand tons) * Maintenances in 3Q '07 : Electrical Steel (NO 8/31~9/9, GO 9/10~9/18), Wire Rod (7/7~7/15)

Sales, operating income down due to slowdown in STS market 2006 3Q 2007 2Q 2007 3Q 2006 3Q 2007 2Q 2007 3Q YoY QoQ Sales 5,298 5,815 5,257 ^0.8% ^9.6% CoGS 3,954 4,245 3,831 ^3.1% ^ 9.8% Operating Income 1,064 1,247 1,073 0.8% ^14.0% (OP Margin) (20.1) (21.5) (20.4) (0.3%) (^1.1%) Net Income 882 1,113 871 ^1.2% ^21.7% ^ STS 300 series price increased : KRW 300 thousand (Oct.'07) Income Summary (in billion KRW) '07.1Q '07.2Q '07.3Q Nickel price (LME/U$) 41,440 48,055 30,205 STS price (300s/in thousand KRW) 3,865 4,828 4,294 Sales volume (in thousand tons) 491 436 303 Sales (in billion KRW) 1,529 1,399 755 Op income (in billion KRW) 60 125 ^33 STS Income Summary Maintained 20% op. margin due to strong carbon steel market & cost savings ? Carbon steel price (in thousand KRW) : 590('07.1Q) ^ 597(2Q) ^ 610(3Q) ^ Plates for shipbuilding price increased : KRW 60 thousand (Nov.'07)

2006 3Q 2007 2Q 2007 3Q 2006 3Q 2007 2Q 2007 3Q QoQ Revenue Revenue 5,298 5,815 5,257 ^9.6% Gross income Gross income 1,343 1,570 1,426 ^9.2% (Gross Margin) (Gross Margin) (25.3%) (27.0%) (27.1%) (0.1%) S G & A S G & A 279 323 353 9.3% Operating income Operating income 1,064 1,247 1,073 ^14.0% (Operating margin) (Operating margin) (20.1%) (21.5%) (20.4%) (^1.1%) Non-op income (expense) Non-op income (expense) 101 221 63 ^71.5% -interest income -dividend income -equity method gains -FX related gain -others 2 6 74 34 (15) (1) 11 188 50 (27) 5 7 79 (46) 18 - ^36.4% ^58.0% - - Net income Net income 882 1,113 871 ^21.7% (Profit margin) (Profit margin) (16.6%) (19.1%) (16.6%) (^2.5%) Summarized Income Statement (POSCO) *2007 3Q equity method gains (KRW 79.0bn) : Domestic (Posco E&C 88.3 , POSCO SS 20.5 ,etc) Overseas (Zhangjiagang ^43.7, Qingdao ^5.8,etc) (in billion KRW)

2006 3Q 2007 2Q 2007 3Q 2006 3Q 2007 2Q 2007 3Q YoY QoQ Assets Assets 25,194 28,686 29,586 17.4% 3.1% Current Assets 7,548 8,204 8,472 12.2% 3.3% Non-current Assets 17,646 20,482 21,114 19.7% 3.1% Liabilities Liabilities 4,514 5,594 5,725 26.8% 2.3% Debt 2,570 2,809 2,706 5.3% ^3.7% S/H Equity S/H Equity 20,680 23,092 23,861 15.3% 3.3% Assets up due to new equipments & equity investments domestic & overseas Financial Structure 3Q Major Financial Activities - Payout interim dividend : KRW 189.5 bn (Aug.3,'07) - Redemption of Commercial Paper : KRW 200.0 bn (Aug.13,'07) - Short-term loan foreign currency : U$ 57 mn (Aug.23, '07) (in billion KRW) Tangible asset up due to generator in FINEX, heat-treatment line in Pohang#3 plate plant Investments securities up due to financing for Vietnam, Benxi CR, Ferronickel plant, etc.

2006 3Q 2007 2Q 2007 3Q 2006 3Q 2007 2Q 2007 3Q QoQ Current assets Current assets Current assets 7,548 8,204 8,472 3.3% Cash equivalent assets* Notes receivable Inventory Cash equivalent assets* Notes receivable Inventory 3,051 1,760 2,596 2,950 1,939 3,164 3,191 1,910 3,183 8.2% ^1.5% 0.6% Long-term assets Long-term assets Long-term assets 17,646 20,482 21,114 3.1% Investment securities Fixed assets Investment securities Fixed assets 5,087 12,317 7,392 12,710 7,877 12,841 6.6% 1.0% Total assets Total assets Total assets 25,194 28,686 29,586 3.1% Liabilities Liabilities Liabilities 4,514 5,594 5,725 2.3% Current liabilities Long-term liabilities Current liabilities Long-term liabilities 1,897 2,617 2,083 3,511 2,411 3,314 15.7% ^5.6% Interest bearing debt 2,570 2,809 2,706 ^3.7% Equity Equity Equity 20,680 23,092 23,861 3.3% Total Liabilities& Equity Total Liabilities& Equity Total Liabilities& Equity 25,194 28,686 29,586 3.1% Summarized Balanced Sheets (POSCO) (in billion KRW) * Cash equivalent assets: Cash & cash equivalent, short-term financial instruments, trading securities

1,673 1,469 1,511 1,501 EBITDA & EBITDA Margin Return on Equity Liabilities-to-Equity Ratio 28.8 (KRW bn,%) 27.7 27.9 26.3 18.7 15.3 15.5 18.1 (%) 24.2 21.8 21.0 24.4 (%) '06.3Q 4Q '07.1Q 2Q 3Q '06.3Q 4Q '07.1Q 2Q 3Q '06.3Q 4Q '07.1Q 2Q 3Q 1,516 28.8 17.3 24.0 245,000 309,000 395,000 443,500 34.4 26.9 21.4 38.7 '06.3Q 4Q '07.1Q 2Q 3Q 673,000won KRW 58.6 tn 61.8 62.3 59.3 57.9 Foreign Ownership 53.5% Share Price & Market Cap Financial Ratios (Quarter Closing Price)

Achieved 32 million ton crude steel production capacity 2006 3Q 2007 2Q 2007 3Q 2006 3Q 2007 2Q 2007 3Q YoY QoQ I/S Sales 6,650 8,234 7,423 11.6% ^9.7% I/S OP Income (OP Margin) 1,198 (18.0%) 1,417 (17.2%) 1,120 (15.1%) ^6.5% (^2.9%) ^21.0% (^2.1%) I/S Net Income 882 1,081 800 ^9.3% ^26.0% B/S Asset 29,832 34,880 35,906 20.4% 2.9% B/S Liability 8,832 11,118 11,454 29.7% 3.0% B/S Equity 21,000 23,762 24,452 16.4% 2.9% Consolidated Financial Summary (in billion KRW) * No. of consolidated subsidiaries 84 (Consolidated 63, equity method 21 / domestic 26, overseas 58) '06 1H.'07 3Q '07 Total POSCO 7,513 7,685 7,883 23,252 Zhangjiagang 55 202 174 577 POSCO SS 226 238 221 697 (in thousand tons) Consolidated Crude Steel Production (Quarterly Avg.) '06 1H.'07 3Q '07 Target 705 673 513 STS 32,377 2,481 7,794 8,125 8,278

2006 3Q 2007 2Q 2007 3Q 2006 3Q 2007 2Q 2007 3Q QoQ Sales Steel E & C Energy IT & Others 7,462 809 107 119 9,130 895 112 113 8,237 861 148 116 ^9.8% ^3.9% 3.2% 2.7% Sales Total 8,497 10,250 9,362 ^8.7% Sales Consolidated 6,650 8,234 7,423 ^9.9% OP Income Steel E & C Energy IT & Others 1,138 90 18 6 1,448 52 15 0.3 1,012 93 12 6 ^3.0% 7.9% ^20.0% 190% OP Income Total 1,252 1,515 1,123 ^25.9% OP Income Consolidated 1,198 1,417 1,120 ^21.0% Consolidated Financial Summary Income Summary by Sectors (in billion KRW)

Asset Asset Liability Liability Equity Equity 2Q 3Q 2Q 3Q 2Q 3Q Steel E & C Energy IT & Others 35,659 3,052 953 784 36,669 3,237 967 782 9,308 1,742 446 336 9,543 1,844 454 319 26,351 1,310 507 448 27,126 1,393 513 463 Total Total 40,448 41,655 11,832 12,160 28,616 29,495 Consolidated Consolidated 34,880 35,906 11,118 11,454 23,762 24,452 2006 2007 2007 2007 4Q 1Q 2Q 3Q Sales Increase 10.7 5.1 6.4 ^9.9 Op Income 16.8 17.2 17.2 15.1 ROE 15.7 18.0 18.1 16.5 Liab./Equity 39.0 46.3 46.8 46.8 (%) Consolidated Financial Summary Financial Structures by Sectors (2007) Financial Ratios (in billion KRW)

Operating Performances of Listed Subsidiaries

GLOBAL POSCO WAY

POCOS (Coated steel)

(bn KRW)	'06.3Q	4Q	'07.1Q	2Q	3Q
Sales	145.3	156.1	154.3	178.0	166.7
OP Income	7.0	2.7	2.7	2.6	4.4
Net Income	12.6	4.1	1.9	3.3	3.6



Share Price Trend
16,200
17,000
17,750
24,000
27,500won
Market Cap.
KRW 165.0 bn
'06.9/E
12/E
'07.3/E
6/E
9/E

POSDATA (IT)

(bn KRW)	'06.3Q	4Q	'07.1Q	2Q	3Q
Sales	77.2	99.0	81.1	76.3	78.4
OP Income	2.0	3.5	0.7	△0.5	2.7
Net Income	0.2	3.7	0.6	△1.3	1.8



6,600
7,020
5,900
8,100
10,650won
Market Cap.
KRW 868.5 bn
'06.9/E
12/E
'07.3/E
6/E
9/E

POSREC (Refractory)

(bn KRW)	'06.3Q	4Q	'07.1Q	2Q	3Q
Sales	64.7	70.0	68.4	67.8	74.0
OP Income	4.3	5.6	2.5	6.3	7.1
Net Income	3.6	4.3	2.5	5.2	5.7



15,000
15,750
16,150
24,800
47,300won
Market Cap.
KRW 279.4 bn
'06.9/E
12/E
'07.3/E
6/E
9/E

Samjung P&A (Packaging/Processing)

(bn KRW)	'06.3Q	4Q	'07.1Q	2Q	3Q
Sales	56.7	55.9	57.2	70.5	62.8
OP Income	2.0	3.0	2.7	1.7	1.6
Net Income	1.5	4.1	2.9	3.8	1.9



14,500
14,650
17,200
25,600
27,550원
Market Cap.
KRW 82.7 bn
'06.9/E
12/E
'07.3/E
6/E
9/E

13

Agenda 3Q '07 Operating Performance Activities & Accomplishments 2 1 Steel Industry Environment 3 2007 Business Plan 4

Progress on India Project

GLOBAL POSCO WAY

❑ Gov't approvals for mill & infra construction reaches final stage

- Forest diversion awaits Supreme Court's announcement, lease of gov't land (90% of total) within this year
- Hearings for prior applicants in progress, most eligible to be recommended to Centre

Progress

Mill/Port Construction

- Env't approval for port/plant
- Deliberate committee of cent'l approved forest diversion
- Progress
  - State approved land acquisition (Nov.'05)
  - SEZ approval in principle(Oct.'06)
  - Envt'l approval for port(April.'07)
  - Envt'l approval for plant(Jun.'07)
  - Centre approved forest diversion (Sept.'07)
  - * Official announcement from Supreme Court pending

Infra Construction

- Transportation & utility infrastructure approval in progress along with plant & mine development
- Progress
  - Approval for railway (Jan.'06)
  - Equity investment in iron-ore transportation railway (Oct.'06)
  - Water usage approval (Jun.'06)
  - Approval for construction electricity usage (Aug.'06)
  - Joint construction for plant entrance road (Aug.'07)

Mine Development

- Application(apprx.210) hearing in process, State to select best candidate
- * Evaluate on value-addition, financing ability & mine development ability, etc
- Progress
  - Applied for mine exploration right in 3 area (Sept.'05)
  - Prospecting license of Kandahar recommended to Centre (Dec.'06)
  - Procedures & schedules for hearings announced

15

FINEX(r) Operation Status Operation status Normal level of operation & lowest-cost operation soon to be achieved ? Achieved target production (4,300ton/day), Coal ratio to meet target by end of '07 Plans ? FB/Melter de-bottlenecking ? HCI/Coal operation target secured Creditability test ('07.4~7) ? FB HCI, briquette coal productivity secured ? 1.5mn ton production test Productivity test ('07.8~9) ? Coal ratio optimization ? Verify economics over BF Efficiency test ('07.12/E) 5/1 6/1 7/1 8/1 9/1 9/10 Prdn 3,200 4,400 3,700 4,311 Coal Ratio 850 kg/t-p 830 820 830 3,800 4,100 3,500 2,900 Target: 4,300 T/D (1.5 MT) 4,000 780

Growth in Emerging Markets

CR Mill in Vietnam (Aug. '07)

- Overview
  - Construction : Aug.'07 ~ Sept.'09 (26months)
  - Location : Phy-my #2 Plant, Southern Vung-Tau
  - Product : CR 1.2mn tons/yr (F/H 0.5, CR 0.7)
- Benefits
  - Set up a global base; connects processing centers in S.E.A (Thailand, Malaysia, Indonesia, etc)
  - Early presence in Vietnam market, possibly w/ integrated steel & HR mill under review



Nhà Máy Sản Xuất Thép Cán Nguội posco
The Groundbreaking Ceremony of posco - VIETNAM Cold Rolling Mill

Groundbreaking Ceremony of Vietnam CR Mill

CGL in Mexico (Sept. '07)

- Overview
  - Construction : Sept.'07 ~ Jun.'09 (22months)
  - Location : Altamira Plant, Eastern Mexico
  - Facility: Continuous Galvanizing Line(400Kt/yr)
- Benefits
  - Integrate supply chain, connecting auto steel processing center (established Mar'07)
  - Improve reputation as an auto sheet producer by penetrating emerging N.C America auto mkt posco-Mexico

Groundbreaking Ceremony of Mexico CGL

17

Growth in Emerging Markets

GLOBAL POSCO WAY

CR Mill in Benxi, China

- Overview
  - Construction : Jul. '04 ~ Jul. '07 (36months)
  - Location : Liaoning, Benxi
  - Product : CR 1.8Mt (CR 0.8,GI/GA 0.8,F/H 0.2)
  - Equity stake : POSCO 25%, Benxi 75%
- Benefits
  - Expand supply base for automotive products
  - Stable supply to subsidiaries (Dalian, Zhangjiagang, Shunde)



Landscape of CR Mill in Benxi

JV Wire Rod Processing Center, China

- Overview
  - Construction : Nov. '07 ~ Oct. '08 (12months)
  - Location : Jiangsu, Nathong
  - Product : CHQ Wire Rod (50Kt/yr)
  - Equity stake : Posco-China 25%, Se-A 75%
- Benefits
  - Stable supply base for high-function wire-rod, prepare for growth of Chinese auto industry



Heat-treatment facility for CHQ Wire Rod, Se-A

· CHQ(Cold Heading Quality): Generally used for bolts & nuts in autos, strict care of surface quality necessary

18

Investment on Domestic Facilities

GLOBAL POSCO WAY

2Mt Plate Plant, Gwangyang

- Overview
  - Construction : Aug.'08 ~ Jul.'10 (24months)
  - Facility : steel making, plate(2Mt/yr)
    backup facilities (oxygen, electricity, port)
- Benefits
  - Meet growing demand from shipbuilder
  - Prepare for premium strategic mkt (ship,API)
    ☛ 7Mt of plate production capacity by year 2011

< Domestic Supply/Demand Forecast >

(in thousand tons)

	'04	'06	'10
Domestic	7,750	9,110	13,300
Export	430	710	1,500
Demand	8,180	9,820	14,800
Supply	5,650	6,280	9,800
Imports	2,530	3,540	5,000

* Source: POSRI

Improve Mini Mill · Develop New Process

- Improve Mini Mill EAF
  - Construction : Sept.'08 ~ Jan.'09 (5months)
  - Alter structure & upgrade dust collector
  - Benefits : Improve productivity & env't
- Develop CEM Process
  - Construction : Apr.'08 ~ Jan.'09 (10months)
  - Install high-speed casting & modify hot-rolling
  - Benefits : Improve competitiveness through quality upgrade & extended product line



Mini Mill Plant in Gwangyang

* CEM: Compact Endless Cast-Rolling Mill

19

New Facilities for Premium Products

Heating Facility in #3 Plate Plant, Pohang

- Overview
  - Construction : Dec.'05 ~ Aug.'07 (21months)
  - TMCP capability & high-speed cooler
  - Product : Plates (200Kt/yr)
- Benefits
  - Prevent domestic shortage · substitutes imports

  ☞ Increase premium plate supply :
  TMCP, offshore rigs, heat-treated product



#3 Plate heat-treatment line in Pohang

Dephosphorizer Facility, Pohang

- Overview
  - Construction : May.'06 ~ Jul.'07 (15months)
  - Add de-sulfuring facility on dephosphorizer
  - Facility : catalytic oven reactor, HP/LP Boiler
- Benefits
  - Prod'n up w/ quality upgrade in rolled product
  - Env't-friendly op. w/ decreased sulfur emission

RCL in #2 Galvanize Liner, Gwangyang

- Overview
  - Construction : Dec.'06 ~ Jul.'07 (8months)
  - Purpose : Install RCL for auto outer panel tester
  - Products : Automotive sheets (GA, GI, CR)
- Benefits
  - Increase capacity for auto outer panel (300Kt/yr)
  - Customer satisfaction w/ strengthened quality

*RCL (Recoiling Line) : Last stage of automotive sheet production process, anti-rust oiling, size & surface testing stage

20

Major Rationalizations in 4Q

❑ Downstream facility rationalization in connection with Gwanyang#3 BF renovation

- Minimize effect by increasing production from Gwangyang#2 BF & reducing rationalization time for Gwangyang#2 CGL

Renovation of Gwangyang#3 BF

- Overview
  - Period : Oct 6th, '07 ~ Dec. 10th (66days)
- Benefits
  - Production increase by capacity expansion
    - · Production : 3200 → 3870Kt (+21%)
    - · Capacity : 3,800 → 4,600m3



Gwangyang#3 Blast Furnace

Renovation of Related Facilities

- #2 Continuous Casting Line
  - Period : Aug 1st '07 ~ Dec. 10th (132days)
  - Purpose : Cap. increase by 1.5Mt/yr (2.0→3.5)
- #3 HR
  - Period : Oct. 1st '07 ~ Nov. 14th (45days)
  - Purpose : replace old facility, install re-heater
    - ☞ Capacity increase by 0.6Mt/yr (4.4→5.0)
- #4 PCM
  - Period : Oct. 8th '07 ~ Nov. 21st (45days)
  - Purpose : prepare for demand of auto AHHS
    - ☞ F/H coil capacity increase by 136Kt
- #2 CGL
  - Period : Aug. 1st '07 ~ Dec. 15th (137days)
  - Purpose : annealing cap. up, expanded width
    - ☞ Capacity increase by 60Kt/yr (370→430Kt)

*AHHS: Advanced High Strength Steel

21

Investment for Stable Procurement of Raw Material

GLOBAL POSCO WAY

Equity in Coal Mine, Australia

- Overview
  - Company : Cockatoo Coal Ltd. (IPO in Oct.'05)
  - Mine : Queensland, NSW
  - Coal type : PCI & thermal Coal
  - Contract (Long-term) : 1Mt/yr
  - Stake acquired : 19.99% (Largest shareholder)
- Benefits
  - Stable supply & improved self-sufficiency



Cockatoo Coal Projects Location Map
Legend

Location of coal mine in Australia

Ferronickel Plant, Gwangyang

- Overview
  - Establish JV company (Nickel mining · smelting)
    (Equity stake: SMSP 51%, POSCO 49%)
  - Progress and plans
    - · May.'06 SNNC (Nickel smelting, Gwangyang)
    - · Jun. '06 NMC (Mine JV, New Caledonia)
    - · May.'07 Ferronickel plant construction started
    - · Oct. '07 Mining lic. from New Caledonia Gov't
    - · Sept.'08 Plant to be completed (30Kt/yr)



SMSP's Nickel smelting site

* SMSP : Smelting · Corporation in New Caledonia

22

Continuing Cost Savings ? '07 target continued to increase ? Long-term, stable dividend policy - Interim dividend introduced since year 2000 - Increase as results improve ? Details - Per share amount : KRW 2,500 won - Total amount : KRW 189.5 billion won - Payment date : Aug. 3rd 2007 Interim Dividend Payment Cost Savings Result Cost Savings Result by Sectors Key Management Activities '07 Target Jan. ~ Sept. Progress KRW 804.2 bn 611.7 bn 76% Original 1Q 2Q 3Q 487.2 604.1 616.9 804.2 (in KRW) '04 '05 '06 '07 Dividend (Interim) 8,000 (1,500) 8,000 (2,000) 8,000 (2,000) - (2,500) ???? ????/???? ??? ??? 5105 1376 883 675 Raw Material 448.6 Energy 46.0 Maintenance 70.5 Others 46.6 (in billion KRW) Dividend Payout History

Key Management Activities (Subsidiaries)

GLOBAL POSCO WAY

Steel

- POCOS : Rationalization of #1CCL (Color)
  - Period : Dec.'07 ~ Jan.'08
  - Capacity : 155 → 183 (increased by 28Kt/yr)
  - Benefit : productivity up for premium products

- POSCO SS : Installment of Forging Line
  - Period : Dec.'05 ~ Jun.'07
  - Capacity : 62Kt/yr (tool 32, industrial 30Kt)
    - Jun. 22nd '07 Completed 9Kt press in forging line
    - Sept. 20th '07 Began production of propeller-shaft for Samsung Heavy Industry (52t)


2007. 8. 31
9,000톤 단조기 금형각재 초도 제품 출하

POSCO SS 9Kt Forging Line Produces its First Product

E&C (POSCO E&C)

- Continue to invest in foreign projects
  - Foreign business : '06. 18.7% → '07. 26.3%
  - India SAIL, IISCO BF (contract Oct.'07)
    - Purpose : BF (4,060㎥) #1 establishment
    - Order Amount : U$190 million
  - Chile VENTANAS Power Plant (Oct.'07)
    - Purpose : Heat-pwr 270MW X 1기
    - Order Amount : U$410 million
  - Chile ANGAMOS Power Plant (Nov.'07)
    - Purpose : Heat-pwr 218MW X 3기
    - Order Amount : U$841 million



Iran Tavazon Project (BF Facility, Completed Mar.'04)

24

? Fuel Cell Business - MOA with Pohang City (May.'07) - MOU with KEPCO (Aug.'07) - Fuel cell plant groundbreaking ceremony (Oct.'07) ? Construct 100MW/yr capacity plant by 2010 ? Power Plant Expansion Business - Secured land for expansion (Jun.'07) - Confirmed to proceed the expansion project based on the special law of "Facilitation of Power supply" - Community opinion forum for EIA (Sep.'07) ? Construct 2,000MW power plant by 2015 IT (POSDATA) Energy (POSCO Power) WiBro Game Player ? Ubiquitous Business - U-City : Chungju Business City (Sept.'07) - IT infra : Busan~Gimhae light-rail (Sept.'07) ? Developed WiBro-ready equipments - MOU w/ KT for develop & mkting (Sept.'07) - Introduce game player & USB modem · WiMAX World USA 2007(Sept.'07, Chicago) ? Convergence Business - Commercialize ETC port type MMIC (Sept. '07) - New ETC equip tested (Oct.'07) * ETC: Electronic Toll Collection * MMIC: Monolithic Microwave IC Key Management Activities (Subsidiaries) Refor- mer HRSG Power Converter Elec- tricity O2 H2 DC AC CHP/CCGT MBOP EBOP STACK Cathode Anode Electrolyte Separator CO3-2 e- Fuel Cell Structure & Operation Flow

Demonstrating Corporate Citizenship Company for Global Sustainability (GS Sustain Focus, Jul.'07) (Goldman Sachs) - Well-developed Corporate Governance, Improved Transparency in Corporate Management - Demonstration of Transparent Accounting System with Healthy Financial Structure Company for Excellent Sustainability (Sept.'07) (SAM Dow Jones) - Outstanding Results, Sound Corporate Governance, Risk Management Ability - Commercialize Env't-friendly FINEX, Excellent Env't Care System, Climate Change Mgt Company with Superior Corporate Governance (Aug.'07) (Korea Corporate Governance Center) - Protecting Shareholder's Right, Transparent Corporate Governance - Strengthened Role of Investor Relations, Disclosures, Audit Committee Most Respected Entrepreneur (Jul.'07) (Businessweek) - Technology Leadership (FINEX, etc) & Outside Director-Oriented Corporate Governance - Demonstration of Corporate Ethics, Community Service, Win-Win Management

Agenda 3Q '07 Operating Performance Activities & Accomplishments 2 1 Steel Industry Environment 3 2007 Business Plan 4

BRICs & emerging market lead strong growth in global demand (IISI, Oct.'07) Global Steel Market Long-term Forecast Steel Demand Growth by Area (Source : IISI) Global Steel Demand Outlook (Nominal) (in million tons) Demand from China and India continue double digit growth Rapid growth from emerging mkts. (Eastern Europe, CIS, Asia, Mid-east, Latin America) Demand from North America expected to recover in '80 1,121 1,198 1,279 (%) '06 '07 '08 EU-27 EU-27 11.4 4.0 1.4 C I S C I S 18.1 19.5 8.9 North America North America 11.5 -4.9 4.0 Latin America Latin America 11.8 10.9 5.2 Middle East Middle East 9.8 8.4 7.5 Asia Asia 6.2 9.2 8.7 China India 9.1 11.4 11.4 13.7 11.5 11.8 World World 8.8 6.8 6.8 China World(excl. China) 357 764 398 800 444 835 0 500 1000 1500 '06 '07 '08

Global Steel Market

GLOBAL POSCO WAY

❑ Global steel prices maintain strong as market enters into a seasonal upturn

Regional HRC Spot Price

(U$/T)

US
Turning strong as local mills raise price
Midwest : 595(Dec) → 639(Mar.'07) → 584(Jun) → 562(Jul) → 562(Aug) → 584(Sept)

EU
Strong price continues as local mills cut production and demand stays strong
EU on avg : 619(Dec) → 694(Mar.'07) → 666(Jun) → 683(Jul) → 673(Aug) → 699(Sept)

China
Remains high as demand industry stays healthy & meets seasonal upturn
Guangzhou : 449(Dec) → 476(Mar.'07) → 466(Jun) →469(Jul) → 498(Aug) → 512(Sept)

Korea
Condition turns favorable due to seasonality and sign of economic recovery
Seoul-Incheon: 589(Dec) → 628(Mar.'07) → 645(Jun) → 645(Jul) → 631(Aug) → 646(Sept)

Japan
Tight supply/demand for end-users as market moves into seasonal upturn
Tokyo : 538(Dec) → 559(Mar.'07) → 600(Jun) →579(Jul) → 600(Aug) → 617(Sept)

ASEAN
Despite weak demand, price stays steady as imports & slab price increase
Thailand : 539(Dec) → 569(Mar.'07) → 607(Jun) → 626(Jul) → 583(Aug) → 585(Sept)

29

Domestic price turns strong as demand industry stays healthy & meets on-season China Steel Industry Trend '06.1 2 3 4 5 6 7 8 9 10 11 12 '07.1 2 3 4 5 6 7 8 9 10 Baoshan($493/4Q) Wuhan($518/Oct) Anshan($493/Oct) 300 400 500 600 (U$) 335 485 434 431 499 Spot Price $512 375 499 493 316 396 436 545 548 510 479 423 515 HR Price Trend in China (U$/ton) Inventory Level (mn tons) Spot Price : Guangzhou 3.0mm * Inventory : HR in 22 major cities Import/Export : Total & net export decrease since May - Net export trend (mn tons, avg/month) '06.4Q '07.1Q Apr May Jun Jul Aug 4.2 3.8 6.2 5.7 5.6 5.4 4.2 Production/consumption : Overproduction ease out gradually - Supply/demand trend (mn tons, avg/month) Prod'n Consump'n Difference '07. 2Q 47.7 41.9 + 5.8 Jul 47.7 43.2 + 4.5 Aug 48.3 44.4 + 3.9

Domestic Steel Industry (in thousand tons) Market stable as demand industries (auto, ship, equipment,etc) remain strong '06 '07 YoY(%) 1H '06 1H '07 YoY(%) Consumption 24,220 49,634 27,829 54,045 8.9% Production 27,811 57,239 30,877 61,446 7.3% Import 5,417 10,591 6,684 11,989 13.2% Export 9,008 18,185 9,731 19,390 6.6% * POSRI (Jul.'07) Domestic steel supply & demand Constant volume increase due to productivity improvement from new tech. & capacity expansion - Shipbuilding forecast (in thous GT) 17,784('06) ^ 20,370('07) Production up by 5% due to domestic condition recovery & stable increase in export - Prodn. Forecast (in thous units) 3,840('06) ^ 4,046('07) Only slight decrease in prod'n as domestic demand recovers & declining export trend slowdown - Prodn. Forecast (in thous, major 5) 22,591('06) ^ 22,209('07) Slight increase mainly from civil-engineering sector - CAPEX forecast (tn KRW) 117('06) ^ 120('07) Forecast on demand industries

Stainless Steel Market 12 '07.1 2 3 4 5 6 7 8 9 ?? 5365 5433 5359 5462 5694 5898 6038 5458 4464 4269 ?? 3742 4010 4133 4457 4692 4854 4400 3614 3400 3690 STS CR Price Trend China (Spot) Germany May.'07 Dec.'06 3,700 6,000 5,400 4,900 Sept 3,700 4,270 (U$/ton) Recovery of Asia market after production cut from domestic & foreign producers ? Asia - Domestic producer see recovery of sales vol. & market price starts to bound - China: spot price increase & inventory drop ^ Demand recovers from Asia (China, E.S.A, etc) ? Europe - Production cut continues since orders stagnate - Slow demand recovery ???? ?? ?? Nickel Price Outlook Recent STS Market Trend '07 '08 '09 Brookhunt 30 ^19 23 Macquarie 18 11 14 UBS 3 7 14 Global Nickel Supply/Demand Forecast (in thousand tons) 3,400 Price rally as demand recovery expected - Nickel supply/demand condition turns better due to global STS production cut, price stays between thousand U$25k and U$30k (Aug ~ Sept) - Passed U$30k level after hitting floor price led by demand recovery expectation ^ Price hike could be limited until 1H '08

Agenda 3Q '07 Operating Performance Activities & Accomplishments 2 1 Steel Industry Environment 3 2007 Business Plan 4

2006 2006 2007 2007 (%) (%) Consolidated POSCO Consolidated POSCO Consolidated POSCO Crude Steel Production 31.2 30.1 32.4 30.6 3.8% 1.7% Sales Volume 30.9 28.5 32.0 29.4 3.6% 3.2% Revenue 25.8 20.0 31.1 21.8 20.5% 9.0% Operating Income 4.4 3.9 5.2 4.5 18.2% 15.4% Investment 4.9 3.8 6.8 5.8 38.8% 52.6% (in million tons, tr KRW) The data above represents the Company's internal objectives, and should not be used as a basis for investment decisions 2007 Business Plan